Exhibit 21.1

Subsidiaries of First NLC Financial Services, Inc.

First NLC Financial Services, LLC, a Florida limited liability company and a wholly-owned subsidiary of First NLC Financial Services, Inc.

NLC, Inc., a Tennessee corporation and a wholly-owned subsidiary of First NLC Financial Services, LLC.

First NLC, Inc., a Minnesota corporation and a wholly-owned subsidiary of First NLC Financial Services, LLC.